January 25, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Martin James, Assistant Director
Brian Cascio, Accounting Branch Chief
Leigh-Ann Schultz, Staff Accountant
Ruairi Regan, Staff Attorney
Daniel Morris, Special Counsel

RE:	BCD Semiconductor Manufacturing Limited
Registration Statement on Form F-1
File Number 333-171539

Acceleration Request

Requested Date:	January 27, 2011
Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BCD Semiconductor Manufacturing Limited (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-1 (File No. 333-171539) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Company also requests that the registration statement on Form F-6 (File No. 333-171674) filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2011 (the “F-6 Registration Statement”) be declared effective concurrently with the Registration Statement.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of the effectiveness of the Registration Statement and the F-6 Registration Statement by telephone call to Rick Kline at 650-565-3539.

Please also provide a copy of the Commission’s order declaring the Registration Statement and the F-6 Registration Statement effective to Carmen Chang and Rick Kline via facsimile at 650-493-6811.

* * *

Sincerely,

BCD Semiconductor Manufacturing Limited

By:	/s/ Chieh Chang
Chieh Chang
President and Chief Executive Officer